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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 IMRGLOBAL CORP.
                                (Name of Issuer)


                     COMMON STOCK, par value $.10 per share
                         (Title of Class of Securities)


                                   45675E 10 8
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages
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----------------------                                   ------------------
CUSIP No. 45675E 10 8              13G                   Page 2 of 5 Pages
----------------------                                   ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Michael J. Alfant         SSN:  ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]

                                                              (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
        NUMBER OF                   333,940
         SHARES            -----------------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
        OWNED BY                     63,822 (1)
          EACH             -----------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER
       PERSON WITH                   333,940
                           -----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                     63,822 (1)
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               333,940 (1)
-------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   0.9%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------

     (1) Includes 63,822 shares owned by Mr. Alfant's spouse, as to which Mr. Alfant disclaims beneficial ownership.
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SCHEDULE 13G                                                  Page 3 of 5 Pages
MICHAEL J. ALFANT



ITEM 1.

     (a)    Name of Issuer:  IMRglobal Corp.

     (b)   Address of Issuer's Principal Executive Offices:

            26750 U.S.Highway 19N
            Suite 500
            Clearwater, Florida  33761-3460

ITEM 2.

     (a)    Name of Person Filing:

            Michael J. Alfant

     (b)    Address of Principal Business Office or, if none, Residence:

            Fusion Systems Japan Co., Ltd.
            Daiwa Naka-Meguro Bldg. 5-8F
            4-6-1 Naka-Meguro, Meguro-ku
            Tokyo  JAPAN  153-0061

     (c)    Citizenship:  U.S.A.

     (d)    Title of Class Securities:  Common Stock, par value $.10 per share

     (e)    CUSIP Number:  45675E 10 8

ITEM 3.

     Not applicable.

ITEM 4.     OWNERSHIP

     (a)    Amount Beneficially Owned:

            333,940 shares  (1)

     (b) Percent of Class: 0.9% (based on the number of shares of Common Stock reported to be outstanding as of November 15, 1999 in the Issuer's Form S-3/A filed as of February 2, 2000)

     (c)    Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                       333,940

                (ii) shared power to vote or to direct the vote:

                      63,822 (1)
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SCHEDULE 13G                                                  Page 4 of 5 Pages
MICHAEL J. ALFANT


                (iii) sole power to dispose or to direct the disposition of:

                       333,940

                (iv) shared power to dispose or to direct the disposition of:

                      63,822 (1)

     (1) Includes 63,822 shares owned by Mr. Alfant's spouse, as to which Mr. Alfant disclaims beneficial ownership.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.

ITEM 6.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.    CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SCHEDULE 13G                                                  Page 5 of 5 Pages
MICHAEL J. ALFANT

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 8, 1999



                                                       /s/ Michael J. Alfant
                                                     ---------------------------
                                                     Michael J. Alfant